UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Nam Tai Property Inc.

No. 2 Namtai Road, Gushu Community, Xixiang Township

Bao’an District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors of Nam Tai Property Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, is providing the following update.

Annual Meeting of Shareholders

In connection with the annual meeting of shareholders of the Company, the Company hereby furnishes the following documents:

Exhibit Index

Exhibit No.	Description

99.1	Notice of 2026 Annual Meeting of Shareholders and Meeting Materials, dated May 11, 2026

99.2	Form of Proxy Card of Annual Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: May 11, 2026	By:	/s/ Bo Hu
Name: Bo Hu
Title: Chief Executive Officer